INTERNATIONAL SURFACING, INC.
                                  5 Erie Street
                               Garfield, NJ 07026

October 30, 2006

VIA EDGAR ELECTRONIC SUBMISSION

U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

        RE:    International Surfacing, Inc.
               Registration Statement on Form SB-2
               Filed on May 27, 2003
               Registration No. 333-105569


Ladies and Gentlemen:

In accordance with Rule 477 promulgated under the Securities Act of 1933, as amended, International surfacing, Inc. (the "Company") hereby requests that the Securities and Exchange Commission (the "Commission") consent to the voluntary withdrawal of its registration statement on Form SB-2, Registration No. 333-105569, that was filed with the Commission on May 27, 2003 (with all amendments thereto, the "Registration Statement"). The Registration Statement has not yet been declared effective.

The Company is requesting withdrawal of the Registration Statement because it has decided to pursue other alternatives to its public offering and accordingly determined not to proceed at this time with the offering of shares of its common stock as contemplated in the Registration Statement. No securities were offered or sold under the Registration Statement.

We would appreciate you please providing a facsimile copy of the order consenting to the withdrawal of the Registration Statement as soon as it is available to our counsel, Christopher P. Flannery of the law firm of Astor, Weiss, Kaplan & Mandel, LLP at (215) 790-0509. Should you have any questions, please call either me at (973) 253-6131 or Mr. Flannery at (215) 790-0100.

Thank you for your assistance in this matter.

Very truly yours,

/s/ Richard Dunning
------------------------------
Richard Dunning
President
International Surfacing, Inc.